UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Bloom Energy Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

093712107
(CUSIP Number)

Seongju Lim, SK ecoplant Co, Ltd. 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, +82-2-3700-9201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SK ecoplant Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,000 shares of Class A Common Stock[1]
	8	SHARED VOTING POWER
13,491,701 shares of Class A Common Stock[1,2]
	9	SOLE DISPOSITIVE POWER
10,000,000 shares of Class A Common Stock[1]
	10	SHARED DISPOSITIVE POWER
13,491,701 shares of Class A Common Stock[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,491,701 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
CO

[1]	SK ecoplant Co., Ltd.’s (“SK’s”) beneficial ownership of the Class A Common Stock of Bloom Energy Corporation (the “Issuer”) consists of (i) 10,000,000 shares of Class A Common Stock held of record by SK and (ii) 13,491,701 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series B Redeemable Convertible Preferred Stock (the “Series B Preferred Stock”) to be acquired by Econovation, LLC (“Econovation”), of which SK is the managing member. Econovation will acquire these shares pursuant to the Securities Purchase Agreement dated October 23, 2021, between the Issuer and SK, as amended by the Amendments to the Securities Purchase Agreement and the Investor Agreement, dated as of March 20, 2023 (the “Amendment”), and pursuant to the Early Close Agreement, dated February 27, 2023 between the Issuer, SK and Econovation, under which the Issuer agreed to issue such shares to Econovation upon SK’s payment for these shares (the “Assignment”), as further summarized below.

[2]	SK and Econovation share voting power over the 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of the shares of the Series B Preferred Stock as a result of SK being the managing member of Econovation.

3	Based on: (i) 191,311,168 shares of the Issuer’s Class A Common Stock outstanding, as provided to us by the Issuer, and (ii) 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of all outstanding shares of the Series B Preferred Stock to be acquired by Econovation.

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Econovation, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
13,491,701 shares of Class A Common Stock[1,2]
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
13,491,701 shares of Class A Common Stock[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,491,701 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

[1]	Consists of 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of Series B Preferred Stock to be acquired pursuant to the Assignment.

[2]	SK and Econovation share voting power over the 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of the Series B Preferred Stock as a result of SK being the managing member of Econovation.

[3]	Based on: (i) 191,311,168 shares of the Issuer’s Class A Common Stock outstanding, as provided to us by the Issuer, and (ii) 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of all outstanding shares of Series B Preferred Stock to be acquired by Econovation.

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blooming Green Energy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock[1]
	8	SHARED VOTING POWER
0 shares of Class A Common Stock1,
	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock[1]
	10	SHARED DISPOSITIVE POWER
0 shares of Class A Common Stock1,
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

[1]	Blooming Green Energy Limited (the “SPC”) is deemed a member of a group with SK and Econovation with respect to the 13,491,701 shares of the Issuer’s Series B Preferred Stock to be acquired by Econovation; however, because SK is currently the managing member of Econovation, the SPC is not deemed to have voting or dispositive power over the 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of the Series B Preferred Stock and is therefore not a beneficial owner of such shares.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed on October 4, 2022 (the “Original 13D”), by SK ecoplant Co., Ltd. (“SK”), as amended by Amendment No. 1 thereto, which was filed on December 6, 2022, and by Amendment No. 2 thereto, which was filed on March 14, 2023, and is made pursuant to Rule 13d-1(a) of the Act. By way of background and as described in Amendment No.2:

(i)	On October 23, 2021, SK entered into the Securities Purchase Agreement (the “Issuer SPA”), between SK and Bloom Energy Corporation, a Delaware corporation (the “Issuer”), under which SK acquired 10,000,000 shares of Series A Redeemable Convertible Preferred Stock (the “RCPS”) of the Issuer and a right to purchase 13,491,701 shares of the Issuer’s Class A Common Stock (the “Second Tranche Shares”). On December 9, 2022, SK converted the RCPS into 10,000,000 shares of the Issuer’s Class A Common Stock. The Issuer SPA is incorporated by reference herein as Exhibit A.

(ii)	On August 10, 2022, SK delivered to the Issuer a notice to purchase the Second Tranche Shares pursuant to the Issuer SPA. On August 16, 2022, SK and the Issuer entered into the Side Letter (the “Side Letter”), which specified that the purchase of the Second Tranche Shares would occur the later of December 6, 2022 or the date upon receiving certain regulatory approval. The Side Letter is incorporated by reference herein as Exhibit B.

(iii)	On December 6, 2022, SK and the Issuer amended the Side Letter (the “Side Letter Amendment”) to delay the closing of such purchase until March 31, 2023, unless an earlier date was mutually agreed upon by the parties and assuming the satisfaction of applicable regulatory clearances. The Side Letter Amendment is incorporated by reference herein as Exhibit C.

(iv)	On February 27, 2023, SK, the Issuer and Econovation, LLC, a Delaware limited liability company for which SK is the managing member (“Econovation”), entered into the Early Close Agreement (the “Early Close Agreement”), pursuant to which the Issuer agreed to issue the Second Tranche Shares to Econovation upon SK’s payment to the Issuer for the Second Tranche Shares. The Early Close Agreement is filed as Exhibit D.

(v)	On March 9, 2023, SK, Blooming Green Energy Limited, a company formed under the laws of the Republic of Korea (the “SPC” and together with SK and Econovation, the “Reporting Persons”), Econovation and ESG Blooming Private Equity Fund, a private equity fund formed under the laws of the Republic of Korea (the “PEF”) entered into the Securities Purchase Agreement (the “Econovation SPA”), pursuant to which the SPC agreed to purchase Class A Common Membership Interests from SK and related matters. The Econovation SPA is filed as Exhibit E.

This Amendment discloses the following:

(i)	As of March 20, 2023, SK and the Issuer entered into the Amendment to the Securities Purchase Agreement and Investor Agreement (the “Bloom Amendment”), as summarized in Item 4 below. The Bloom Amendment is filed as Exhibit F.

(ii)	As of March 20, 2023, in connection with the entrance into the Bloom Amendment, the Issuer designated a new Series B Redeemable Convertible Preferred Stock, the terms of which are set forth in the Certificate of Designation (the “Series B RCPS Certificate of Designation”) and summarized in Item 4 below. The Series B RCPS Certificate is filed as Exhibit G.

(iii)	As of March 23, 2023, SK and Econovation entered into the Contribution Agreement (the “Contribution Agreement”), as summarized in Item 4 below. The Contribution Agreement is filed as Exhibit H.

(iv)	As of March 24, 2023, SK, Econovation, the SPC and the PEF amended and restated the Econovation SPA (as amended and restated, the “Econovation Amendment”) to conform to the terms of the transaction to those contained in the Bloom Amendment, as summarized in Item 4 below. The Econovation Amendment is filed as Exhibit I.

(v)	As of March 24, 2023, SK and the SPC amended and restated the Limited Liability Company Agreement of Econovation (the “LLC Agreement”), which is summarized in Item 4 below. The LLC Agreement is filed as Exhibit J.

(vi)	As of March 24, 2023, SK, Econovation and the SPC entered into the Members Agreement (the “Members Agreement”), which is summarized it Item 4 below. The Members Agreement is filed as Exhibit K.

(vii)	As of March 20, 2023, the Issuer entered into a Shareholder’s Loan Agreement with SK (the “Shareholder’s Loan Agreement”), which is summarized in Item 4 below. The Shareholder’s Loan Agreement is filed as Exhibit M.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following prior to the ultimate paragraph therein:

Bloom Amendment

As of March 20, 2023, the Issuer and SK entered into the Bloom Amendment, pursuant to which the Second Tranche Shares consist of 13,491,701 shares of the Issuer’s Series B Redeemable Convertible Preferred Stock (the “Series B RCPS”) which will be issued pursuant to the Certificate of Designations of the Issuer and which SK has agreed to purchase by March 24, 2023, unless earlier agreed upon by the parties. Under the amendment to the Investor Agreement, SK’s right to designate a member of the Issuer’s Board of Directors will not arise until SK’s shares of Series B RCPS are converted into shares of Class A Common Stock.

The description of the Bloom Amendment contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit F hereto.

Series B RCPS Certificate of Designation

As of March 20, 2023, the Issuer designated the shares of new series preferred stock that is the designated as “Series B Redeemable Convertible Preferred Stock,” with the following terms:

●	The number of shares is limited to 13,491,701, with a par value of 0.0001 per share

●	In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, or a Deemed Liquidation Event (as defined below), the holders of the Series B RCPS shall be entitled to receive, before any payment is made to Common Stockholders, the greater of the following:

o	the Liquidation Preference (meaning the number of share of Series B RCPS held by such holder multiplied by $23.05, as adjusted for stock splits, combinations, reorganizations and the like), and

o	the Liquidation Preference divided by the then current Conversion Price of $23.05 per share;

o	with a “Deemed Liquidation Event” meaning one of the following transactions, unless the holders of at least a majority of the then outstanding shares of Series B RCPS (voting as a separate series) elect:

▪	any transaction as a result of which the stockholders of the Issuer immediately prior to such transaction no longer hold, immediately following such transaction, shares of capital stock of the Issuer representing at least a majority by voting power of the surviving party; and

▪	the sale, lease or other disposition, in a single transaction or series of related transactions, by the Issuer or any subsidiary of the Issuer of all or substantially all the assets of the Issuer and its subsidiaries taken as a whole.

●	The Series B RCPS will have no voting rights.

●	The Issuer may not, without the affirmative vote of the holders of at least a majority of the then outstanding shares of Series B RCPS, do any of the items listed below:

o	increase the authorized number of shares of Series B Preferred Stock;

o	authorize or create any security that is senior to or on a parity with the Series B RCPS or increase or decrease the authorized number of shares of any such new class or series of capital stock; or

o	amend or modify any provision of the Certificate of Incorporation of the Issuer in a way that adversely affects the rights, preferences or privileges of the Series B RCPS; or

o	redeem the Series B RCPS.

●	The Series B RCPS will be convertible at any time by the holders at the Conversion Price, subject to customary antidilution adjustments, and will be mandatorily convertible on the six month anniversary of their issue date.

●	The Series B RCPS will not pay dividends.

●	The Series B RCP will be redeemable, at the option of the holders, at the redemption price per share of $310,957,102 divided by the number of then outstanding shares of Series B RCPS.

The descriptions of the Series B RCPS Certificate of Designation and the terms of the Series B RCPS contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the Series B Certificate of Designation, which is filed as Exhibit G below.

Contribution Agreement

As of March 23, 2023, SK and Econovation entered into the Contribution Agreement pursuant to which Econovation will grant SK 13,491,701 Class A Common Membership Interests in consideration for SK having paid the Issuer for the Series B RCPS.

The description of the Contribution Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit H hereto.

Econovation Amendment

As of March 24, 2023, SK, Econovation, the SPC and the PEF amended and restated the Econovation SPA to reflect the change in the instrument that SK has the right to purchase under the Bloom Amendment from Class A Common Stock to Series B RCPS of the Issuer along with certain other updates to clarify the terms and conditions.

The Econovation Amendment otherwise maintains the same terms as the Econovation SPA. The description of the Econovation Amendment contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit I hereto.

LLC Agreement

In connection with the entry into the Econovation Amendment, SK, the SPC and Econovation expect to amend and restate Econovation’s previous limited liability company agreement. The purchase by SK of the Series B RCPS of the Issuer for $310,957,102 in cash and SK’s directing of the Issuer to issue these shares in the name of Econovation will represent an effective capital contribution by SK to Econovation in an amount equal to the $311,957,202, which is the sum of (i) the purchase price, (ii) operational expenses of $1 million, and (iii) the initial capital contribution of $100 made by SK, and Econovation will credit SK with 13,491,701 Class A Common Membership Interests of Econovation. The purchase by the SPC from SK of up to 6,610,934 Class A Common Membership Interests for up to $152,859,040 in cash under the Econovation Amendment will constitute a deemed capital contribution by the SPC to Econovation, pursuant to which the SPC will become a Member of Econovation. Under the LLC Agreement, the Class A Common Membership Interests purchased by the SPC will be automatically exchanged for a like number of Preferred Membership Interests of Econovation. The LLC Agreement provides for SK to act as the managing member of Econovation and initially to have three out of the five seats of the Board of Managers of Econovation. The governance provisions of the LLC Agreement provide that Econovation may not take certain major decisions without the unanimous consent of its Board of Managers. The Common Membership Interests and Preferred Membership Interests each will have one vote per Membership Interest.

Notwithstanding the above, if the Issuer’s Class A Common Stock that is then owned by Econovation is not sold by the third anniversary of the date that Econovation acquires the Issuer’s Series B RCPS, then the SPC may exchange its Preferred Membership Interests for Class B Common Membership Interests. Class B Common Membership Interests will have the same terms as Class A Common Membership Interests, except that they will carry five votes per Membership Interest. On and after the third anniversary of the date that Econovation acquires the Series B RCPS, the SPC may convert its Preferred Membership Interests into Class B Membership Interests, which shall be convertible on a one-for-one basis. In connection with such conversion, the SPC will have the right to designate three out of the five members of the Board of Managers

If after 40 business days after the Class B Membership Interests are issued, the Series B RCPS will not have been sold or no actions have been taken to commence such sale, despite the best efforts of Econovation to do so, then the Class B Membership Interests will be exchanged for the Class A Common Membership Interests. In that event, SK will then revert back to having the right to designate three out of the five members of the Board of Managers.

The LLC Agreement provides for dividends paid by the Issuer to be paid to Members based on the type of the Members’ Membership Interests, other distributions and redemption rights regarding the Membership Interests in connection with the sale of the Issuer’s Class A Common Stock, subject the terms of the Members Agreement and to the restrictions of Delaware law. The LLC Agreement also contains customary provisions regarding its term, the admission of new Members, other governance and management in addition to those referred to above, capital contributions, restrictions on transfer, tax and accounting matters and other customary provisions. The LLC Agreement will be governed by Delaware law.

The description of the LLC Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, the form of which is filed as Exhibit J hereto.

Members Agreement

In connection with the purchase of Common Membership Interests under the Econovation Amendment and the entry into the LLC Agreement, SK, the SPC and Econovation expect to enter into the Members Agreement that provides the terms, conditions and return parameters regarding the sale of the Series B RCPS of the Issuer by Econovation and any related distributions and dividends to SK and the SPC. The Members Agreement contains two lock-up periods during which Econovation may not sell the Series B RCPS of the Issuer: a first lock-up period of two years after Econovation acquires the Series B RCPS of the Issuer, and a second lock-up period of an additional year until the final maturity date of the Members Agreement (which is the third anniversary of the date Econovation acquires these shares), subject to specified exceptions. The Members Agreement provides for the sale of these shares, subject to drag-along rights, a right of first offer for the parties, a mandatory sale by the maturity date and provisions regarding how profits from any sales of such shares are to be distributed, subject to the restrictions of Delaware law. The Members Agreement will be governed by the laws of the Republic of Korea, subject to the mandatory provisions of Delaware law.

The description of the Members Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, the English translation of which is filed as Exhibit K hereto.

Shareholder’s Loan Agreement

On March 20, 2023, SK and the Issuer entered into a Shareholder’s Loan Agreement. The Shareholder’s Loan Agreement provides for the Issuer to borrow from SK $310,957,102, only during an availability period from the date of the agreement until the earlier of (i) six months from the date of the agreement and (ii) the date upon which SK and Econovation own or have acquired 23,491,701 shares of the Issuer’s Class A Common Stock. The loan, if borrowed, will bear interest at an annual rate of 4.6% and will become payable on the fifth anniversary of the date of the agreement, or March 20, 2028. The agreement contains customary representations and warranties, conditions to borrowing, payment mechanics, events of default and remedies and other provisions. The Shareholder’s Loan Agreement is governed by the laws of the State of New York.

The description of the Shareholder’s Loan Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit M hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented by incorporating the information set forth in Item 4 into this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
A	Securities Purchase Agreement, dated as of October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
B	Side Letter, dated August 16, 2022 between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
C	Amendment to Side Letter, dated December 6, 2022, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
D	Early Close Agreement, dated February 27, 2023, by and among Bloom Energy Corporation, SK ecoplant Co., Ltd. and Econovation, LLC (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).
E	Securities Purchase Agreement, dated March 9, 2023, among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).
F	Amendments to Securities Purchase Agreement and Investor Agreement, dated as of March 20, 2023, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (filed herewith).
G	Certificate of Designation of Series B Redeemable Convertible Preferred Stock, dated as of March 20, 2023, by Bloom Energy Corporation (filed herewith).
H	Contribution Agreement, dated as of March 23, 2023, between SK ecoplant Co., Ltd. and Econovation, LLC (filed herewith).
I	Amended and Restated Securities Purchase Agreement, dated as of March 24, 2023, among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (filed herewith).
J	Amended and Restated Limited Liability Company Agreement, dated as of March 24, 2023, between SK ecoplant Co., Ltd and Blooming Green Energy Limited (filed herewith).

K	Members Agreement, dated as of March 24, 2023 among SK ecoplant Co., Ltd., Blooming Green Energy Limited, and Econovation, LLC(filed herewith).
L	Shareholder’s Loan Agreement, dated as of March 20, 2023, between SK ecoplant Co., Ltd. and Bloom Energy Corporation (filed herewith).
M	Investor Agreement, dated as of December 29, 2021, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
N	Joint Venture Agreement, dated September 24, 2019, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
O	Amendment to the Joint Venture Agreement, dated October 23, 2021, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
P	Amended and Restated Preferred Distributor Agreement, dated October 23, 2021, between Bloom Energy Corporation, Bloom SK Fuel Cell, LLC and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
Q	Commercial Collaboration Agreement, dated October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
R	K-Sure Overseas Investment Insurance (Investment Financing) Facility, dated December 12, 2021, between SK ecoplant Co., Ltd., as Borrower and BNP Paribas, as Lender, Mandated Lead Arranger and Bookrunner (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
S	The Overseas Investment Insurance (Investment Financing) Policy dated as of December 21, 2021 among BNP Paribas Facility, SK, BNP Paribas and the Korea Trade Insurance Corporation incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
T	Loan (Credit) Transaction Agreement between SK and The Export-Import Bank of Korea dated as of November 2021 (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
U	Joint Filing Agreement, dated as of March 10, 2023, among SK ecoplant Co., Ltd., Econovation, LLC and Blooming Green Energy Limited (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2023

SK ecoplant Co., Ltd.

By:	/s/ Wangjae (Justin) Lee
	Name:	Wangjae (Justin) Lee
	Title:	Managing Director of Eco Energy BU

Econovation, LLC

By:	/s/ Seongjun Bae
	Name:	Seongjun Bae
	Title:	Representative

Blooming Green Energy Limited

By:	/s/ Jucheol Kim
	Name:	Jucheol Kim
	Title:	Director

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and present principal occupation or employment of each director and executive officer of SK ecoplant Co., Ltd. The business address of each of the directors and executive officers is 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, Korea. Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
Lee Seung Ho	Outside Director of SK ecoplant Co., Ltd and Director of Daekyo, an educational institution located at 23 Boramae-ro 3-gil, Gwanak-gu, Seoul
Kim Yoon Mo	Outside Director and Vice Chairman of Nautic Investment, an investment company located at 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul
Kim Jong Ho	Outside Director and Advisor of Shinhan Accounting Corporation, an accounting company located at 8 Uisadang-daero, Yeongdeungpo-gu, Seoul
Park Sun Kyu	Outside Director and professor of Sungkyunkwan University, 25-2 Seonggyungwan-ro, Jongno-gu, Seoul
Lee Sung Hyung	Non-standing Director and Chief Financial Officer of SK, Inc., located at 26, Jong-ro, Jongno-gu, Seoul
Park Kyung Il	Director and Chief Executive Officer of SK ecoplant Co., Ltd.
Jo Sung Ok	Chief Financial Officer of SK ecoplant Co., Ltd.
Lee Mi Ra	Chief Human Resources Officer of GE Korea
SK Inc.	Controlling shareholder of SK ecoplant Co., Ltd.
Tae won Chey	Chairman and CEO of SK Inc.
Dong Hyun Jang	Vice Chairman and CEO of SK Inc.
Dae Sik Cho	Director of SK Inc.
Jae Ho Yeom	Independent Director of SK Inc.
Chan Keun Lee	Independent Director of SK Inc.
Byoung Ho Kim	Independent Director of SK Inc.
Yong Suk Jang	Independent Director of SK Inc.
Seon Hee Kim	Independent Director of SK Inc.

Set forth below is the name and present principal occupation or employment of each member and officer of Econovation, LLC. The business address of each of the members and officers is 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, Korea. Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
SK ecoplant Co., Ltd.	Managing member of Econovation, LLC (The executive officers and directors of SK ecoplant Co., Ltd. and its controlling entity, SK Inc., are listed above.)
Seongjun Bae	Representative of Econovation, LLC
Yumi Park	Manager of Econovation, LLC

Set forth below is the name and present principal occupation or employment of each controlling person and/or entity, member and officer of Blooming Green Energy Limited. The business address of each of the members and officers is 31, Gukjegeumyung-ro (Yeouido-dong, SK Securities Building), Yeongdeungpo-gu, Seoul, Korea . Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
Jucheol Kim	Director of Blooming Green Energy Limited
ESG Blooming Private Equity Fund	Largest and sole shareholder of Blooming Green Energy Limited
SKS Private Equity Co., Ltd	General Partner of ESG Blooming Private Equity Fund
Si Hwa Yoo	Representative of SKS Private Equity Co., Ltd.